EXHIBIT 97.1

BRUKER CORPORATION

COMPENSATION RECOUPMENT POLICY

1.
Purpose

Bruker Corporation (“Bruker” or the “Company”) has adopted this Compensation Recoupment Policy (“Policy”) to implement the mandatory recoupment or “clawback” of compensation in the event of a Restatement in compliance with the applicable rules of the Nasdaq Stock Market (“Nasdaq”).

Capitalized terms used, but not immediately defined, in this Policy have the meaning set forth in section 13.

2.
Administration

This Policy shall be administered in the sole discretion of the Committee, which shall have the discretion to interpret and make all determinations with respect to, and consistent with, applicable law and the provisions herein. Without limiting the foregoing, this Policy shall be interpreted in a manner that is consistent with the requirements of the Applicable Rules, and compliance with this Policy shall not be waived by the Committee, the Board, or the Company in any respect. Any interpretation and determination made by the Committee with respect to this Policy shall be final and binding on all affected individuals.

3.
Effective Date

This Policy is effective as of October1, 2023 (“Effective Date”). This Policy applies to Incentive- Based Compensation that is Received by any Executive Officer on or after the Effective Date as described in section 7 below.

4.
Amendment

The Board may amend this Policy from time to time in its discretion, subject to any limitations under applicable law or listing standards, including the Applicable Rules.

5.
No Substitution of Rights; Non-Exhaustive Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to Bruker pursuant to (a) the Company’s 2016 Incentive Compensation Plan or any successor plan thereto, the Company’s 2022 Short-Term Incentive Compensation Program or any successor plan thereto, or any other incentive plan of the Company or any of its subsidiaries, (b) the terms of any recoupment policy or provision in any employment agreement, compensation agreement or arrangement, or other agreement, or (c) any other legal remedies available to Bruker under applicable law.

In addition to recovery of compensation as provided for in this Policy, Bruker may take any and all other actions it deems necessary, appropriate, and in the Company’s best interest in connection with the Committee determining that this Policy should apply, including termination of the employment of, or initiating legal action against, an Executive Officer, and nothing in this Policy limits the Company’s rights to take any such appropriate actions.

6.
Recovery on a Restatement

In the event Bruker is required to prepare a Restatement, it shall reasonably promptly recover from an Executive Officer the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Executive Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Executive Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.

Without limiting the foregoing, for Incentive-Based Compensation based on Bruker’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on Bruker’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) Bruker shall maintain documentation of the determination of that reasonable estimate and provide such estimate to the Regulators.

7.
Covered Executive Officers and Covered Incentive-Based Compensation

This Policy covers all persons who are Executive Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received. Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date the person served as an Executive Officer. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect Bruker’s right to recover Incentive-Based Compensation pursuant to this Policy.

This Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date and that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date.

8.
Methods of Recovery; Limited Exceptions

The Committee shall determine, in its sole discretion, the method of recovering any Incentive- Based Compensation subject to this Policy, including those methods set forth in section 10.

No recovery shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:

a.
the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempt to recover, and (iii) provide the documentation to Nasdaq;
b.
recovery would violate home country law where that law was adopted prior to November 28, 2022;provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and (ii) provide a copy of such opinion to Nasdaq; or
c.
recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (“Code”), and U.S. Treasury regulations promulgated thereunder.

9.
Reporting; Disclosure; Monitoring

Bruker shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including the disclosures required in connection with US Securities and Exchange Commission (“SEC”) filings.

10.
Methods of Recovery

Subject to section 8, in the event that the Committee determines that this Policy should apply, to the extent permitted by applicable law, Bruker shall, as determined by the Committee in its sole discretion, take any such actions as it deems necessary or appropriate to recover Incentive-Based Compensation. The actions may include, without limitation (and as applicable):

a.
forfeit, reduce, or cancel any Incentive-Based Compensation (whether vested or unvested) that has not been distributed or otherwise settled;
b.
seek recovery of any Incentive-Based Compensation that was previously paid to the Executive Officer;
c.
seek recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Incentive-Based Compensation;

d.
recoup any amount in respect of Incentive-Based Compensation that was contributed or deferred to a plan that takes into account Incentive-Based Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, and supplemental executive retirement plans, and insurance plans to the extent otherwise permitted by applicable law, including Section 409A of the Code) and any earnings accrued on such Incentive-Based Compensation;
e.
offset, withhold, eliminate, or cause to be forfeited any amount that could be paid or awarded to the Executive Officer after the date of determination; and
f.
take any other remedial and recovery action permitted by law, as determined by the Committee.

In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the obligations of the Executive Officer to the Company as the Committee deems appropriate.

11.
Notice

Before Bruker takes action to seek recovery of compensation pursuant to this Policy against an Executive Officer, it shall take commercially reasonable steps to provide such individual with advance notice of such clawback; provided that such notice shall not in any way delay the reasonably prompt recovery of any erroneously awarded Incentive-Based Compensation.

12.
No Indemnification

Bruker shall not indemnify any current or former Executive Officer against the loss of erroneously awarded compensation, and shall not pay or reimburse any such person for premiums incurred or paid for any insurance policy to fund such person’s potential recovery obligations.

13.
Defined Terms

The following capitalized terms used in this Policy have the following meanings:

a.
“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder and Listing Rule 5608 of the Nasdaq’s Listing Rules.
b.
“Board” means Bruker’s Board of Directors.
c.
“Committee” means the Compensation Committee of the Board, or, in the absence of such committee, a majority of independent directors serving on the Board.
d.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
e.
“Regulators” means, as applicable, the SEC and Nasdaq.

f.
“Executive Officer” means each officer of the Company who is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for the Company, as determined under 17 CFR § 229.401(b).1
g.
“Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing Bruker’s financial statements, and any measures that are derived wholly or in part from such measures,2 (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.
h.
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure.3 Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.
i.
“Received.” Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
j.
“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
k.
“Restatement” means that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

***

1 An executive officer of any Bruker subsidiary is an “Executive Officer” for purposes of this Policy if such executive officer performs significant policy-making functions described in the preceding sentence for the Company.

2 “Financial Reporting Measures” include, but are not limited to, the following examples of accounting-based measures and measures derived from: (i) revenues; (ii) net income;(iii) operating income;(iv) profitability of one or more reportable segments; (v) financial ratios (e.g., accounts receivable turnover and inventory turnover rates);

(vi) earnings before interest, taxes, depreciation, and amortization; (vii) funds from operations and adjusted funds from operations; (viii) liquidity measures(e.g., working capital and operating cash flow); (ix) return measures(e.g., return on invested capital and return on assets); (x) earnings measures (e.g., earnings per share); (xi) any of such financial reporting measures relative to a peer group; and (xii) tax basis income.

3 “Incentive-Based Compensation,” includes, but is not limited to, (i) non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal; (ii) bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal; (iii) other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

(iv) performance stock units which vest based on satisfaction of a Financial Reporting Measure; and (v) proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.